Jinhao Motor Company Dawang Industrial Park Hi-Tech Exploit Area Zhaoqing City, Guangdong 526238 People’s Republic of China Tel.: (86) 7583625628

January 21, 2011

By EDGAR Transmission

John Stickel
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	Jinhao Motor Company Amendment No. 1 to Registration Statement on Form S-1 Filed December 17, 2010 File No. 333-170226

Dear Mr. Stickel:

On behalf of Jinhao Motor Company (the “Company”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on January 3, 2011, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on December 17, 2010 (the “Registration Statement”), along with Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

We understand and agree that:

(A)      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B)       the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C)       the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Summary, page 5

1.                 We note your response to our prior comment 34 and we reissue in part. Please provide a brief summary of your reliance on your two main customers in the Summery section of your prospectus.

Response: We have included a brief summary of our reliance on our three  main customers in Summary – Overview of Our Business.

2.                  Please include in one of your introductory paragraphs your net income for the most recent audited period and interim stub.

Division of Corporation Finance
January 21, 2011

Response: We have included net income and revenue for 2009 and the nine months ended September 30, 2010 in Summary – Overview of Our Business.

Our Competitive Strengths, page 8

3.                  We note your disclosure on page 10 that in November 2010 you entered into an equity transfer agreement with the shareholders of Station Wagon to purchase a 60% equity interest in Station Wagon. Please revise to clarify here and throughout that this transaction has not yet closed or advise.

Response: We have clarified on page 10 and throughout the Amendment No.2 that this transaction has not yet closed.

Risk Factors, page 14

4.                  We note your disclosure on page 16 regarding the significant costs you plan to incur in connection with your expansion and your disclosure on page 17 that you may undertake additional strategic acquisitions. We also note your disclosure on page 39 regarding the cash compensation you may have to make if you do not hit certain after-tax net profit targets. Please consider adding a risk factor that discloses the risk of these cash payments if you fail to hit the after-tax net profit targets.

Response: We have added a risk factor titled “If we fail to meet any after-tax net profits target under the Make Good Provisions, we will be obligated to refund cash to certain shareholders and our cash flow will be negatively affected.”

We depend upon commercial relationships with two major customers for a significant portion of our sales revenue, and we cannot be certain that sales to these customers will continue. If sales to these customers do not continue, then our sales may decline and our business may be negatively impacted, page 15

5.                  Please clarify your statement in the last sentence of this risk factor that any difficulty in the collection of receivables from end users could harm your business. In this regard, we note your disclosure at the beginning of this risk factor that you do not have any direct contracts with the end users of our your motorcycles or electric vehicles.

Response: We have revised the last sentence of this risk factor to remove reference to end users.

You may have difficulty enforcing judgments against us, page 23

6.                  Since disclosure in this risk factor consists in part of legal conclusions, please name counsel and provide an appropriate consent. Alternatively, please revise to eliminate such legal conclusions.

Response: We have deleted the legal conclusions from this risk factor.

Use of Proceeds, page 30

7.                  We note your disclosure on page 17 regarding your ability to fulfill the purchase price payments in connection with your acquisition of Station Wagon. Please advise as to whether you intend to use any proceeds from the exercise of warrants to acquire Station Wagon. To the extent that you do intend to utilize the proceeds for your acquisition of Station Wagon, please disclose.

Response: We do not intend to use any proceeds from the exercise of warrants to acquire Station Wagon.

Division of Corporation Finance
January 21, 2011

Our Business, page 49

Our Industry, page 50

8.                  We note your response to our prior comment 30 and reissue. Please advise as to whether investors may access the Freedonia Report for free or at a nominal cost. If not, please file a consent as an exhibit to your registration statement.

Response: Although Freedonia confirmed to us that we may quote their statistics free of charge, we do not have the assurance that the investors in general may access the Freedonia Report for free or at a nominal cost. Thus, we have deleted the disclosures quoting the Freedonia Report in Amendment No.2.

Our Growth Strategy, page 51

Motorcycles, page 51

9.                  We note your disclosure on page 51 in your “Motorcycles” section that you “will continue committing substantial resources to research and development in order to improve [your] technologies and develop new products.” It appears, however, that your research and development has been has been exclusively with the electric vehicles. In addition, we note that you “incurred no research and development expenses in the electric vehicle division in the nine months ended September 30, 2010 because [you] commenced production and sale of [your] electric vehicles in the fourth quarter of 2009.” Please revise or advise.

Response: We have revised our disclosure on page 51 pertaining to motorcycles to state that “We expect to commit resources to research and development in order to improve our technologies and develop new products”. We have revised our disclosures on pages 8, 35 and 37 pertaining to our research and development expenses in the electric vehicle division to clarify that we incurred no research and development expenses in the electric vehicle division in the relevant interim periods ended September 30, 2010 because our focus for such periods was marketing and production of electric vehicles (on a non-commercial scale). We also stated on page 8 that we plan to commit substantial resources in the research and development of electric vehicles in 2011.

10.                  We note your response to our prior comment 31 and reissue in part. Please clarify how you “intend to strengthen cooperation with your existing distributors to seek out more markets.”

Response: We have revised our disclosures on pages 9 and 51 to clarify that we plan to strengthen cooperation with our existing distributors to deepen our understanding of our existing markets by sending more marketing staff to such markets to assist with our distributors’ after-sale services and to identify additional markets opportunities.

Electric Vehicles, page 52

11.                  Please reconcile your disclosure on page 52 that being listed in the National Vehicle Manufacturers and Product Announcement is required in order to manufacture electric vehicles in the PRC and your response to our prior comment 15 with your disclosure on page 54 that you have been approved for production of electric vehicles and that you are currently permitted to sell off-road electric vehicles and some on-road electric vehicles to specific customers or sell for exports.

Response: We have revised our disclosure on page 54 to clarify that the approval for the production of electric vehicles by the Development and Reform Commission of Zhaoqing, Guangdong was for the production and sale of off-road electric vehicles and production of certain on-road electric vehicles only to be distributed to specific customers or overseas. We also clarified in the relevant disclosures on pages 10, 51 and 52 that the “National Vehicle Manufacturers and Product Announcement” is required in order for us to manufacture on-road electric vehicles in the PRC on a commercial scale.

12.                  Please advise as to whether the plant referenced on page 52 is the same plant referenced on page F-12. If not, please disclose in your Our Business section and your Management’s Discussion and Analysis section.

Division of Corporation Finance
January 21, 2011

Response: The plant referenced on page 52 is not the same plant referenced on page F-16. We have added a cross reference about the plant referenced on page F-16 under the Our Business – Our Property section and the Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources section.

Intellectual Property, page 56

13.                  The logos on page 56 arc illegible. Please revise.

Response: We have inserted the logos with higher resolutions on page 56.

Our Property, page 59

14.                  We note your disclosure on page 20 that you suspended construction of your finished products warehouse, dormitory and office building in 2005 and 2006. Please advise as to whether these buildings are included in the 1,384,464 square feet of space you reference in the first sentence in the second paragraph of this section. To the extent that the unfinished buildings are included, please disclose.

Response: These buildings were included in the 1,384,464 square feet of space we referenced in the first sentence in the second paragraph under Our Property. We have revised the disclosure on page 59 to state so.

15.                  Please reconcile your statement on page 59 that the expiry date of your $2.69 million line of credit with the Dawang Credit Association is April 1, 2014 with your disclosure on pages 41 and F-13 that the expiry date is April 1, 2012.

Response: Under the term of our $2.69 million line of credit with the Dawang Credit Association, the mortgage term is from April 1, 2009 to April 1, 2014. The due date of the loan and the expiry date of the line of credit are April 1, 2012. The mortgage term is longer than the term of the loan and the term of the line of credit.

Although we believe the statement on page 59 which pertains to the mortgage term, not the term of the loan or the line of credit, is correct, we have added a disclosure on page 59 to clarify and state that the due date of the loan and the expiry date of the line of credit are April 1, 2012.

Management, page 60

Involvement in Certain Legal Proceedings, page 62

16.                  Please remove the words “to the best of our knowledge” from this section as it is inappropriate to limit or qualify the disclosure in this section. We note that you are responsible for the disclosure in the registration statement.

Response: We have deleted these words from this section.

Executive Compensation, page 63

17.                  Please revise the table on page 63 to correspond to the summary compensation table in Item 402(n) of Regulation S-K.

Response: We have revised the table on page 63 to correspond to the summary compensation table in Item 402(n) of Regulation S-K.

Division of Corporation Finance
January 21, 2011

Transactions with Related Persons, Promoters and Certain Control Person, page 65

18.                  We note your disclosure on page 67 that Mr. Tsoi has incurred unreimbursed business expenses on your behalf. Please disclose the date that the loan is due and the rate or amount of interest payable on the indebtedness.

Response: We have revised this disclosure to clarify that this advance was from us to Mr. Chak Shing Tsoi to cover the business-related expenses that Mr. Tsoi may incur for us. We have clarified in our disclosure on page 67 that such advance is not interest-bearing and has no fixed term of repayment.

19.                  We note your disclosure on page 41 that Mr. Tsoi is providing a guarantee for the line of credit from the China Merchandise Bank with a maximum available credit of approximately $4.93 million. Please disclose here.

Response: We have included a disclosure on page 65 regarding the guarantee provided by Mr. Tsoi for the line of credit from the China Merchandise Bank with a maximum available credit of approximately $4.93 million.

20.                  We note your disclosure on page 67 that Mr. Tsoi has agreed to pledge his shares of common stock in an aggregate amount equal to 5,485,764 shares to the investors of the private placement that closed on September 2, 2010 in guaranty of your obligations in the payment of tax liabilities in connection with your operations in China. Please disclose here.

Response: We have included a disclosure on page 65 regarding the pledge by Mr. Tsoi of his shares of common stock in an aggregate amount equal to 5,485,764 shares to the investors of the private placement that closed on September 2, 2010 in guaranty of our obligations in the payment of tax liabilities in connection with our operations in China.

Selling Stockholders, page 69

21.                  We note from your response to our prior comment 49 that some selling shareholders which are legal entities have voting decisions made by Investment Committees. Please revise to identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholder table.

Response: We were advised by DBS Nominees (Private) Limited (“DBS”) and The Islamic Bank of Asia Limited (“IBA”) that their Investment Committees consist of senior management executives from various business units of such banks. The decision mechanism is a simple majority of votes in such Investment Committees. Therefore, there are no individual or individuals in such Investment Committees who have voting and dispositive power with respect to the shares being offered for sale by DBS and IBA because the decision making would be a collective decision-making process.

22.                  We note your disclosure on page 68 that Mr. Leung is a representative of DBS Nominees (Private) Limited and your disclosure on page 69 in footnote 3 that the voting and dispositive power of DBS Nominees (Private) Limited is made by an investment committee of a group of committee members. Please advise as to whether Mr. Leung is a member of the this committee. To the extent that he is a member, please disclose.

Response: We were advised by DBS that Mr. Leung is not a member of the Investment Committee of DBS.

Exhibits and Financial Statement Schedules, page 82

23.                  Please file the Investors’ Rights Agreement referenced on page 8 with your next amendment or advise.

Response: The Investors’ Rights Agreement was filed as an exhibit to the Form 8-K filed on September 8, 2010. We have incorporated the agreement by reference as Exhibit 10.21 to the registration statement.

Division of Corporation Finance
January 21, 2011

24.                  Please file the Equity Transfer Agreement with Station Wagon, dated November 11, 2010, with your next amendment or advise.

Response: The Equity Transfer Agreement with Station Wagon was filed as an exhibit to the Form 8-K filed on November 16, 2010. We have incorporated the agreement by reference as Exhibit 10.22 to the registration statement.

25.                  We note your response to our prior comment 59 and reissue. Please have counsel revise the second part of the first sentence in the first paragraph on page 2 to clarify that it is assuming and relying upon only the factual matters contained in the documents.

Response: Our Nevada counsel has revised the second part of the first sentence in the first paragraph on page 2 to state that it is assuming and relying upon only the factual matters contained in the documents.

* * *

Jinhao Motor Company Dawang Industrial Park Hi-Tech Exploit Area Zhaoqing City, Guangdong 526238 People’s Republic of China Tel.: (86) 7583625628

Very truly yours,

JINHAO MOTOR COMPANY

By: /s/ Chak Shing Tsoi
Chak Shing Tsoi
Chief Executive Officer

cc:	Scott C. Kline, Esq.
Dawn M. Bernd-Schulz, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, D.C. 20037-1122